Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratio of earnings to fixed charges)

	Year Ended December 31,	Year Ended December 31,	Two Month Period Ended December 31,	Ten Month Period Ended November 7,	Year Ended December 31,
	2011	2010	2009	2009	2008	2007
Consolidated income (loss) before provision (benefit) for income taxes and equity in net (income) loss of afffiliates	$615.7	$448.8	$(33.8)	$(276.5)	$(541.4)	$323.2
Fixed charges	72.8	82.1	15.3	177.5	226.9	235.9
Distributed income of affiliates	43.6	7.4	0.6	4.7	4.1	7.3

Earnings	$732.1	$538.3	$(17.9)	$(94.3)	$(310.4)	$566.4

Interest expense	$39.7	$55.4	$11.1	$151.4	$190.3	$199.2
Portion of lease expense representative of interest	33.1	26.7	4.2	26.1	36.6	36.7

Fixed charges	$72.8	$82.1	$15.3	$177.5	$226.9	$235.9

Ratio of Earnings to Fixed Charges (1)	10.1	6.6	—	—	—	2.4

Fixed Charges in Excess of Earnings	$—	$—	$33.2	$271.8	$537.3	$—

(1)	Earnings in the two month period ended December 31, 2009, the ten month period ended November 7, 2009, and in the year ended December 31, 2008, were insufficient to cover fixed charges by $33.2 million, $271.8 million and $537.3 million, respectively. Accordingly, such ratios are not presented.